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The Responsibility of Leaders

AETNA ANNUAL REPORT 2002

TABLE OF CONTENTS

For additional financial information, see the 2003 Aetna Inc. Notice of Annual Meeting and Proxy Statement and Aetna 2002 Annual Report, Financial Report under separate cover (item 31.05.901.1).

Aetna™

CELEBRATING 150 YEARS

Aetna has stood for 150 years, never losing sight of our customers and always striving to meet their changing needs. The people of Aetna have been inspired by the fact that what we do is truly important: We help people protect against the risks and uncertainties of life, promising to be there when they need us most.

In the two sections following the Chairman's Letter to Shareholders, we explore the mission of today's Aetna. The first section spotlights numerous ways we are innovating to help people achieve health and financial security. The second section is all about helping to build a stronger, more effective health care system.

We begin Aetna's sesquicentennial year rededicated to being responsive, honoring our commitments and being a leader in the industry.



JOHN W. ROWE, M.D.
Chairman and Chief Executive Officer

Taking Our Responsibilities Seriously

TO OUR SHAREHOLDERS: Over two years ago, we embarked on an ambitious plan to rebuild Aetna. Our intent: regain a leadership position in the eyes of our customers, restore pride in this venerable company and reposition it for the future. We needed to breathe new vitality into a 150-year-old institution, as well as help ensure the viability of our nation's health care system.

In 2001, we laid the foundation for Aetna's turnaround. Our focus: organizing for success, setting a new strategic direction and achieving operational excellence.

In last year's annual report, we set out our agenda for 2002. We said we would develop a detailed strategic plan consistent with our new strategic direction, improve pricing, manage medical costs more effectively, reduce administrative expenses, raise service levels, improve relations with key stakeholders and begin to create a peak-performance culture. Most important of all, we said we would return to profitability.

I am pleased to report that in 2002, we achieved all of these objectives.

We now have reached the midpoint in Aetna's turnaround; not necessarily in time, but in terms of achieving the benchmarks we have set. In this report, we are pleased to share with you our progress so far, plus preview what still needs to be done.

THE TURNAROUND TO DATE

Improving profitability by getting "back to basics"

In 2001, Aetna was losing millions of dollars, the residual effect of our company's past problems. In 2002, we began to see measurable results. Among our accomplishments:

- *Aetna reported 2002 operating earnings, excluding other items, of $450.3 million. That was a significant reversal of our 2001 operating loss of ($266.4) million.*
- *Aetna's market capitalization increased nearly 31 percent over a 12-month period, from $4.7 billion at year-end 2001 to $6.2 billion at year-end 2002, as Aetna's stock outperformed both the Morgan Stanley HMO and S&P 500 indexes.*

These positive results didn't arrive by chance or overnight. They came by the hard work of thousands of Aetna employees — day after day, week after week, month after month. Contributing individually, but unified in our discipline and dedication, we fulfilled our promise to return Aetna to profitability.

We put Aetna back on track by getting back to basics. We implemented a new customer-focused operating model that stressed financial discipline in all aspects of the business. We demonstrated progress on many critical fronts.

Most notably, we achieved a seven-point reduction in the medical cost ratio (MCR), driven by three factors: a reduction of membership with historically higher MCRs; price increases that better aligned our prices with competitors and with our own costs; and more effective contracting, benefit plan designs and medical management programs.

At the same time, we successfully tackled the twin challenges of lowering our operating expenses and improving service for all constituencies. New online, real-time quoting systems were launched for brokers. Auto-adjudication rates were increased to speed up provider claims payments. Telephone and Web-based tools were enhanced to give members and doctors better access to claims and benefits information 24 hours a day.

COMPLETING THE TURNAROUND

Profitable growth from new market opportunities

In 2003 and beyond, we intend to continue margin expansion by lowering our medical cost trend and reducing administrative expenses. Still, the next half of our turnaround will be importantly different from the first; it will be focused on profitable growth from new market opportunities.

We will continue to implement the new detailed strategic plan we completed in 2002. We have plans to fully integrate our health products with adjunctive elements such as in-house pharmacy, mental and behavioral health, disability, and long-term care.

We also will refine our segmentation strategy, drilling down further into the different employer and membership populations we can serve particularly well. This means continuing in 2003 to introduce innovative products targeted to the needs of customer segments. For example, we'll release the next generation of our consumer-directed Aetna HealthFund™ plan, which has attracted more than 40,000 members — a fast start for a new product category. We recently introduced a new fully insured version of Aetna HealthFund™; and added enhanced decision-support tools that allow members to compare hospital quality, drug prices and the cost of medical procedures. The next release will provide consumers with even more targeted and evidence-based information that enables them to be more prudent purchasers of health care.

The success of consumer-directed plans — or any health plan — depends on the availability of such information, along with disease and case management programs that help doctors give patients the right care. In 2003, we will continue to enhance our health care quality initiatives and to strengthen our working relationships with doctors and hospitals. In addition, we intend to make tangible progress in building a companywide peak-performance culture that is a requirement to sustain our progress.

LEADING CHANGE IN THE SYSTEM

At Aetna, leadership has meant taking responsibility for getting our own house in order, improving relationships with all of our constituencies and increasing shareholder value. But it also has meant helping improve the broader health care system.

For example, true Medicare reform is needed to provide more choice for beneficiaries and open up the program to additional private-plan participation. We also must address the problem of a still-rising uninsured population. It is a national embarrassment to have 41 million Americans without health insurance. Likewise, we are committed to reducing disparities in access to quality health care for racial and ethnic minority and economically disadvantaged populations.

In the pages that follow, you will learn how Aetna is working to improve access to affordable, high-quality health care and financial protection for our members. Once again, we also extend space in our annual report to outside experts who share their perspectives on finding workable solutions to key issues facing the health care system.

HONORING OUR PAST; EMBRACING OUR FUTURE

2002 was a pivotal year for Aetna. We set ambitious goals, worked hard to achieve them and produced great results. Aetna has been re-energized. We're now on much firmer financial ground and have the momentum needed to complete our turnaround.

This year, Aetna celebrates its 150th anniversary. Not many companies have survived that long. I believe ours has because the people who work for Aetna always strive to be the best, inspired by the fact that what we do is truly important.

We help people achieve health and financial security by providing easy access to safe, cost-effective, high-quality health care and protecting their finances against health-related risks. Building on our 150-year heritage, Aetna will be a leader, cooperating with doctors and hospitals, employers, patients, public officials, and others to build a stronger, more effective health care system.

JOHN W. ROWE, M.D.
Chairman and Chief Executive Officer

FINANCIAL HIGHLIGHTS

(Millions, except share data and per common share data)	2002	2001
FOR THE YEAR		
Revenue	$19,878.7	$25,190.8
Operating Earnings (Loss)[1]	450.3	(266.4)
Cash Operating Earnings[2]	535.3	71.3
Net Loss[3]	(2,522.5)	(279.6)
AT YEAR END		
Assets	$40,047.5	$43,196.7
Shareholders' Equity	6,980.0	9,890.3
PER COMMON SHARE		
Operating Earnings (Loss) from Continuing Operations[1]	$ 2.94	$ (1.86)
Cash Operating Earnings from Continuing Operations[2]	3.50	.49
Shareholders' Equity	46.54	68.56
Actual Common Shares Outstanding	149,966,082	144,265,912

[1] *Excludes other items, net realized capital gains, income from discontinued operations and cumulative effect adjustments.*

[2] *Cash Operating Earnings are operating earnings excluding amortization of goodwill and other intangibles.*

[3] *For 2002, the net loss includes income from discontinued operations of $50 million and a cumulative effect charge of approximately $3.0 billion related to the impairment of goodwill upon adoption of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets.*

The foregoing financial information should be read in conjunction with the financial statements and related notes as presented in Aetna Inc.'s 2002 Annual Report, Financial Report.

Health and Financial Security

"Aetna is dedicated to helping people achieve health and financial security by providing easy access to safe, cost-effective, high-quality health care and protecting their finances against health-related risks. ..."

—Aetna Mission Statement

In the pages that follow, we share with you some of the ways we are fulfilling the first part of Aetna's mission — through our innovative products, comprehensive health and related benefits choices, effective service and easy-to-understand information — putting customers at the center of everything we do.



More Choices, Greater Control

In September 2001, when Aetna introduced Aetna HealthFund™, its consumer-directed health plan, it was the first offering of its kind from a national health benefits company. In 2002, Aetna HealthFund evolved into a family of products offering more flexible options.

Aetna HealthFund is an innovative response to the rise of health care consumerism, and health care cost and quality concerns in America. It addresses these issues by encouraging consumers to be more conscious of their health care spending, while offering information to help them understand their choices.

A survey of 400 Aetna HealthFund members demonstrated that time and experience utilizing the fund positively influenced their behaviors. More than two-thirds report themselves to be more health care conscious, more involved in their own health care decisions and more likely to explore options while trying to live a more healthful lifestyle.

Other studies show consumers want the control and choice that the new breed of consumer-directed health plans offer, but also support. Built into Aetna HealthFund is a backdrop of resources that aid thoughtful, informed choices. Aetna Navigator™, our personalized health benefits Web portal, provides decision-support tools such as Healthwise Knowledgebase®, Price-A-Drug℠ and the Aetna Navigator Hospital Comparison Tool. Aetna InteliHealth℠, Simple Steps To A Healthier Life™, 24-hour telephone support from registered nurses and other health resources further assist consumers in making their health care and benefits decisions.

Clear and Simple

Aetna continues to develop innovative solutions to improve the efficiency of the services we provide our members, plan sponsors, physicians and hospitals.

Improving our personal interactions is an element of the First Call Resolution™ program. This program measures our performance by the number of questions resolved, not just the number of calls answered.

We also are leveraging technology to enhance and simplify interactions and work more effectively with members, doctors and hospitals. In 2002, we rolled out the first and largest speech-recognition application supporting the health benefits industry to date. Aetna Voice Advantage℠, a natural-voice-recognition self-service system, allows members and participating physicians and hospitals to check claims status and eligibility, request ID cards and complete many other transactions 24 hours a day, seven days a week, using only their voices.

Through technological advances, we help physicians and hospitals focus on their key mission to provide safe, cost-effective, high-quality health care by establishing efficient processes and providing prompt, accurate claims payments. E-Pay™ is our innovative approach to faster, more accurate claim payment for all Aetna health care products, as well as convenient electronic submission of referrals, when required. More than 130,000 physicians are currently enrolled in this program.

All of these efforts center on supplying useful, clear information, paying claims correctly the first time they're filed and making it easier to do business with us — a companywide effort to create a service culture committed to quality.


Quality without Boundaries

A landmark Institute of Medicine report and numerous scientific studies have documented the existence of racial and ethnic disparities in health status and access to quality health care. This data highlights the need to increase awareness of the problem and obtain better data on its severity and scope.

Aetna has taken a leadership role in addressing health disparities through a Chairman's Initiative focused on helping members access quality health care independent of race or ethnicity. We are collecting voluntarily provided race and ethnicity information from many of our members and their doctors to help us develop programs focused on improving specific health outcomes for minority communities. This information will help us target educational programs and interventions to address health disparities in high-risk, minority populations. Physician-specific information concerning racial origin and languages spoken also enables us to analyze the diversity of our physician networks.

This quality-of-care initiative includes an internal task force that is launching, executing and evaluating select projects. An advisory committee of respected outside scholars and physicians is helping us assess data and identify opportunities. Already under way is a program offering education and case management services to expectant African American women who may be at increased risk for complications. Aetna's Cervical Cancer Prevention Program provides Vietnamese American women with preventive cancer-screening information. And Aetna has awarded more than $860,000 in research grants for studies addressing disparities in health care and numerous regional grants for groups focused on health disparities.


Securing a Healthy Future

To provide affordable and innovative retiree health benefits solutions, Aetna is offering its customers a new and expanded portfolio of products in 2003 to help seniors secure a healthy future.

The new Aetna Golden Choice™ Plan covers Medicare beneficiaries in select areas of three states for referral-free care received inside or outside of Aetna's network of participating providers. It also provides generic drug coverage with no annual dollar limit. This offering is part of a demonstration project authorized by the federal government to expand innovation in the Medicare+Choice program. Aetna is committed to serving the Medicare population and will continue working with the government on developing workable solutions.

Aetna also is positioned to provide innovative solutions for millions of retirees who, because of their age, are not yet Medicare eligible. This is an important issue because in recent years many retirees have lost their health coverage or are paying substantially more due to the impact of rising costs on retiree health care coverage.

Aetna's consumer-directed health care plan, Aetna HealthFund™, offers a potential solution. This product allows employers to establish a Health Reimbursement Arrangement (HRA) that can be rolled over year to year. Under a recent U.S. Treasury Department ruling, self-funded employers can permit the unused balance in an individual's HRA to be carried into retirement to pay retiree health care costs, purchase supplementary health care coverage or even pay long-term care premiums.


Reaching Those at Risk

Aetna's Healthy Outlook Program® reaches out to members living with chronic conditions such as diabetes, asthma, congestive heart failure, coronary artery disease, end-stage renal disease or low back pain.

Utilizing technological, clinical and educational resources, these disease management programs employ a comprehensive process of assessment, teaching, monitoring and communication to encourage members to take a more active role in their course of care, while supporting and enhancing their physicians' health management plan.

Determining whom to reach out to, and when, is a product of powerful predictive modeling technology supplied by U.S. Quality Algorithms (USQA), a part of Aetna and one of the nation's leading performance and outcomes measurement companies. Using this data, Aetna endeavors to identify members who may be at risk for or currently living with certain chronic conditions, and help physicians and members more proactively manage their symptoms.

Targeted interventions, education, and patient and physician engagement can play a substantial role in enhancing the health status and quality of life for members living with chronic diseases; and have a significant impact on overall health care spending.



Self-Directed Solutions

Aetna's informational tools and online resources help members become smarter health care consumers by enabling them to more efficiently plan and manage their health care benefits.

In 2002, we enhanced the functionality of Aetna Navigator™, our members' online health benefits portal. It's easy to track claims; view and print benefits activity; search for physicians, hospitals and pharmacies; change primary care doctor designations; order ID cards; enroll online in health and wellness programs; and receive customized news and information.

Taking charge of your own health is about making decisions. So we're continually adding to our members' informational resources to help them make informed, appropriate choices for themselves and their family members. For instance, we launched the Aetna Navigator Hospital Comparison Tool, a Web-based application providing information from objective outside expert sources on health outcomes and patient safety. The tool displays results in side-by-side procedure and diagnosis-specific comparisons of hospitals.

Members also will find credible consumer health information at the award-winning Aetna InteliHealth℠ Web site, featuring health and wellness articles and news from Harvard Medical School, and Simple Steps To Better Dental Health™, a comprehensive Web resource developed in association with the University of Pennsylvania School of Dental Medicine. In late 2002, Aetna InteliHealth launched a valuable section focusing on developments in genetic testing.


CTGA
ACG
GCT

Genetic Testing: Improving Health Quality

Aetna Chairman and CEO John W. Rowe, M.D., recommended in 2002 that the health insurance industry support legislation and adopt guidelines regarding genetic testing.

Thus, Aetna became the first national health care company to advocate both new laws and new industry protocols that support enhanced health care decision making, while respecting patient privacy in this rapidly evolving field. Subsequently, the American Association of Health Plans (AAHP) adopted industry standards based largely on Aetna's defining principles.

Genetic testing offers great promise for disease prevention and improved disease management. Coverage of selected genetic tests not only means potentially great leaps forward in health care quality, but also makes strong business sense. A small investment in genetic testing, when appropriate, can help confirm or rule out a diagnosis, influence the optimal course of treatment, identify latent risks and avoid potentially serious complications.

Health plans must keep pace in policies and processes, and can play an important role in promoting access to clinically useful genetic testing. There is a pressing need for genetic testing coverage guidelines that promote disease prevention and management while respecting members' privacy and preserving confidentiality. Aetna currently has a comprehensive policy in place for coverage decisions and covers certain genetic tests in cases in which the results would influence the choice or course of treatment for its fully insured customers. Aetna also offers this coverage to its self-insured plan sponsors.


A Gift of Life

Aetna's National Medical Excellence Program® (NME) provides focused, specialized coverage for some of our neediest members, those requiring organ transplants.

Hospitals that have been selected to participate in our enhanced national transplant network, the Institutes of Excellence™, have met stringent quality thresholds for volumes and outcomes, based on rigorous credentialing criteria and high performance standards.

The call for organ donors in our country is an urgent one and the statistics dire. According to the United Network for Organ Sharing (UNOS), more than 80,000 people currently await transplants, and every 13 minutes a new name is added to the national waiting list. For each person on the list who receives a transplant, two more are added. In 2001, nearly 6,300 patients died waiting for organs.

Aetna provides coverage for solid organ and bone marrow transplants as a standard part of all comprehensive benefits plans. What's more, we actively promote organ donation as a charter member of the Workplace Partnership for Life. Through this public-private initiative spearheaded by Secretary of Health and Human Services Tommy Thompson, employers are using the workplace as a venue to build public awareness of organ, tissue, marrow and blood donation.

NME helps members and their families receive access to care in an appropriate setting. It also comprises the National Special Cases Program, which assists members who are faced with rare or complex conditions requiring specialized treatment, and a comprehensive Out-of-Country Program, which assists members who are admitted to the hospital for medical emergencies while traveling abroad.



A Big Advantage for Small Business

In early 2002, Aetna announced a new standardized suite of health benefits designed to meet the unique needs of businesses with two to 50 eligible employees, a market segment that has traditionally been overlooked.

According to a Kaiser Family Foundation survey of small businesses, only 56 percent of firms with three to nine employees and 72 percent of businesses with 10 to 24 employees offer health insurance. Making affordable, comprehensive health plans available to smaller employers makes business sense while it addresses a pervasive problem: the nation's uninsured. Among the country's uninsured, six out of 10 hold full-time positions. Many of these individuals are low-wage workers in small firms.

Why the gap? Recent studies have demonstrated that smaller employers face higher costs for health benefits than do larger firms because they face state benefit mandates that can increase premiums up to 18 percent higher than those of self-insured employers. And as medical costs increase — as they have steadily in recent years — small employers are more likely than their larger counterparts to drop coverage for workers.

Aetna offers an attainable option for this significant business segment through a variety of prepackaged plan designs; efficient plan installation and administration processes; and an array of integrated benefits options such as dental, life and short-term disability products.

This approach streamlines the process for selecting health and related benefits plans, enabling employers to spend more time on their business, and less time choosing and maintaining their benefits package. The result: More Americans who work for small businesses get access to cost-effective, high-quality health care.

Building a Better System

"... Building on our 150-year heritage, Aetna will be a leader, cooperating with doctors and hospitals, employers, patients, public officials and others to build a stronger, more effective health care system."

—Aetna Mission Statement

In line with the second part of Aetna's mission statement, we will continue to take the lead on addressing many of the challenges facing our industry and the nation. In this section, we've asked leading experts to discuss some of the most pressing problems. As we've done in the past two years, we present their essays unedited. Though we may not agree with everything in each essay, we are grateful to these distinguished American leaders for helping us seek ways to improve the health care system.



Federal Funding for Biomedical Research: Commitment and Benefits

THE HONORABLE WILLIAM H. FRIST, M.D. (R-TN)
Majority Leader
United States Senate

We've seen stunning payoffs from federal investments in research. That commitment must not wane.

When I was elected to the United States Senate in 1995 after two decades in academic medicine, the annual budget for the National Institutes of Health (NIH) was just over $11 billion. Since then, the NIH budget has more than doubled — growing over 20 times faster than the overall federal budget to top $27 billion this year.

There have been stunning practical payoffs from increased federal research investments during the past decade. We have dramatically improved treatments for people living with the HIV infection and helped eradicate or reduce the incidence of diseases such as smallpox, hepatitis B, measles and polio. Federal research has played an important role in the remarkable decline in cardiovascular illness, and promises even greater advances through the Human Genome Project that has revolutionized the understanding of the basic building blocks of life.

During the next few years, competing domestic and international priorities — coupled with the return of federal deficits — will make it difficult to expand government research investments as dramatically. Yet the commitment must not wane, for the challenges remain. The aging of the baby boom population will place unprecedented demands on the U.S. health care system. The threat of infectious disease continues through the re-emergence of tuberculosis and malaria and the increasing prevalence of HIV and AIDS. The United States faces health disparities linked to income, race, lack of health insurance coverage and gaps in the current safety net. The growing threat of bioterrorism will require improved surveillance systems, a stronger public health infrastructure, and better vaccines and treatments.

Today's challenges require a substantially improved ability to translate scientific knowledge and technological capability into daily medical practice.

To accomplish this, we must develop better processes for establishing research priorities based on scientific data and health analysis, moving beyond input measures and anecdotes to develop new metrics to measure scientific advances and their causal relationship to improved health outcomes. We must also improve collaboration across government agencies, between the public and private sectors, and among scientific disciplines.

Finally, to translate new discoveries into practice, we must take steps to modernize and improve government health-financing programs, expand access to care to the millions of Americans without health coverage, reduce health disparities, and help physicians and other practitioners assimilate burgeoning advances to reduce medical errors and improve health care quality. Along with the continued need to fund research, policy-makers, the scientific and medical communities, and the public must together refine and improve the nation's scientific framework and improve the ability to translate research advancements into patient care.



Behavior Matters

JESSIE GRUMAN, PH.D.
President and Executive Director, Center for the Advancement of Health

Scientific breakthroughs go only so far. People must act to prevent and manage disease.

Seeking a genetic test for breast cancer, giving up smoking, feeding the kids fruit for dessert, getting an annual flu shot, or responding to the threat of smallpox — it is largely behavior that links biomedical science to improving the health of individuals.

The most breathtaking advances in health have an impact only if individuals act on that scientific knowledge to prevent, treat and manage illnesses.

But it is dangerous to believe that people simply need to be told how to behave and they'll comply — and if they don't, they deserve to be sick. Regrettably, humans are not that receptive to direction. Most Americans, for example, are aware of the dangers of being sedentary and overweight, yet growing numbers are both.

What will it take to make behavior an effective tool for better health?

In part, it will require making reliable information readily available from different sources in multiple languages, tailored to the needs of a population whose diversity of culture and literacy grows daily.

But information, while necessary, is not usually sufficient to motivate people to change lifelong habits like smoking, or even to induce them to maintain a short-term regimen; the number of people who manage to take a full course of antibiotics as directed is abysmally small. Even armed with adequate information, people still confront real barriers to action. The behavior of individuals is heavily influenced by where they live and work, how they were raised and educated, and the choices available to them. Working a 12-hour day leaves little time for exercise; the lack of a safe place to walk makes it impossible. Obstacles to healthy behavior — and, thus, to health — exist at every level of society, and poverty magnifies them.

More immediately, the challenge is to arrange incentives and eliminate barriers so that all Americans can have the opportunity to behave in ways that protect their health. This responsibility lies not only with health care providers, but also with those who are accountable for safe neighborhoods, good schools, and clean air and water.

The nation's investment in high-technology biomedicine has produced remarkable scientific accomplishments, nurturing beliefs that health care services determine well-being and that medical advances will soon make the daily grind of staying healthy obsolete. Neither belief is valid.

We must adopt a systematic, evidence-driven approach to strengthening the critical link between the forces we know affect health and what we do about them in our daily lives. Because when it comes to the prevention, management and cure of disease, genes matter, access to health care matters, drugs matter, but behavior really matters.



Disability: A Risk Society Should Share

JUDITH FEDER, PH.D.
Professor and Dean of Public Policy, Georgetown University

Americans with disabilities are doing better, but our society must do a better job of sharing the burden.

In recent years, people with disabilities have made great strides in changing our society from one that inhibits to one that promotes their participation and quality of life. Sadly, however, we have made little if any progress in an area key to that goal: insurance to finance the personal services and assistive technologies that constitute long-term care.

The risk of needing long-term care increases as people age. But people of all ages face some risk. Today there are nearly as many people under as over age 65 in need of long-term care. Among younger and older disabled Americans, needs vary. For many, however, care needs far exceed individuals' or families' capacity to provide or finance. Indeed, long-term care is precisely the kind of unpredictable need for an unmanageable expense that insurance is meant to address.

But currently insurance protection is sorely lacking. Medicare, which provides health insurance to many who need long-term care, covers very little long-term care. Private insurance for long-term care is growing, but currently reaches only a small portion of the population. Medicaid is our long-term care safety net. But its protections differ considerably from what we think of as "insurance." Its benefits are available only after people have exhausted virtually all their own resources. As a result, Medicaid does not protect against financial catastrophe; it finances services only after catastrophe strikes. And, though invaluable to many, Medicaid's emphasis on last-resort nursing home care and its variation across states leaves it far short of insuring access to the range and quality of services that people deserve.

We can do better — not only in meeting today's needs, but in meeting the greater needs that will come with the aging of the baby boom generation. To do better, we must recognize that the way we currently deal with the risk of needing long-term care is not the only way to deal with it. The risk can be spread through insurance, just as the risks of needing health care, disability or retirement income are spread.

Promoting insurance will require a public policy initiative. We can look for ways to spread the risk across taxpayers and individuals to promote public and private insurance. My own priority in the use of taxpayer resources would be to support public insurance for low- and modest-income people. But the advancement of any successful insurance will require policy changes and additional public resources.

These changes will only come if we put long-term care on the policy agenda — as part of public debate about Medicare, Social Security and Medicaid. Our society does better than it used to for people with disabilities. But we can do far better still.



Women's Health: Gender Matters

JUDITH RODIN, PH.D.
President, University of Pennsylvania
Professor of Psychology, Medicine and Psychiatry

JEANNETTE R. ICKOVICS, PH.D.
Associate Professor of Epidemiology and Public Health and
of Psychology, Yale University

Women's medicine must integrate behavioral as well as biomedical approaches to enhance health and well-being.

At the turn of last century, women lived an average of 48 years. By 2000, life expectancy increased to 79 years. Although women have lower rates of mortality, they have higher rates of morbidity than men. A commitment to health promotion and disease prevention can nurture not just longer life, but better quality for these added years.

Many normal physiological functions as well as pathological functions are influenced by sex-based differences in biology. Many sex differences can be traced to effects of hormones associated with reproduction such as estrogen. Other differences are attributed to sexual genotypes. Although an individual's genetic blueprint affects health susceptibilities, the expression of a gene is determined in interaction with the environment and behavior. For example, genetic propensity for obesity determines only one-quarter of a woman's weight, the other three-quarters is accounted for by diet and exercise.

Biological, behavioral and environmental differences also result in women's greater vulnerability to certain diseases and to differences in the ways that other illnesses are expressed. Lung cancer is the leading cause of cancer death among women, and female smokers are up to 70 percent more likely to develop lung cancer than male smokers. Women are 2-3 times more likely to suffer from depression, in part because a woman's brain makes less of the hormone serotonin. Women are up to eight times more likely to contract a sexually transmitted disease from an infected partner during unprotected intercourse because of greater susceptibility of mucosal tissue in the vaginal tract. It is important to note that women also have certain "social vulnerabilities" that affect health due to sex differentials in socioeconomic status and interpersonal power.

Health statistics indicate that cardiovascular disease is the leading cause of death for women, responsible for 43 percent of all deaths annually (10 times more than breast cancer). However, the actual causes underlying cardiovascular disease are modifiable risk factors such as obesity, smoking, hypertension and hypercholesterolemia. Therefore, to best promote women's health, we must integrate biomedical and behavioral approaches. Perhaps the single most important health-enhancing activity for girls and women of all ages is exercise: It benefits the heart and bones, regulates weight, and contributes to a sense of well-being.

The past decade has witnessed revolutionary advances in molecular biology, genetics and pharmacology that have held tremendous promise for enhancing women's health. Prevention can do even more to maximize good health throughout the life span.

Standing: Jeannette R. Ickovics, Ph.D.; seated: Judith Rodin, Ph.D.



Nurses' Expanding Roles

LINDA H. AIKEN, PH.D., R.N.
The Claire M. Fagin Leadership Professor of Nursing and Sociology, Director of the Center for Health Outcomes and Policy Research, University of Pennsylvania

Nurses are now so central to American health care that they're assuming greater responsibility in clinical care.

Nurses have forged expanded roles for themselves in a much-altered medical division of labor. Besides taking on a variety of essential clinical and administrative roles in conventional health care settings, nurses are bringing their unique perspectives to health law, journalism, politics, policy-making, and teaching and research in leading universities. The U.S. Department of Labor lists nursing as one of the five occupations with the highest expected job growth. The attractiveness of nursing as a career is exemplified by sustained growth in applications to nursing schools from college graduates in other fields.

Research is producing persuasive evidence that establishes direct links between availability of adequate numbers of nurses and critical outcomes, including patients' risk of death following common surgical procedures, the probability of an adverse occurrence during hospitalization and patient satisfaction. Indeed, nurses devised many of the innovations that have made hospital care safer and more patient centered, including intensive care, hospice, and family-centered maternity care. Nurses thus rate among the most trusted professionals in consumer polls.

As the burden of illness shifts from acute to chronic conditions and as the population ages, nurses' holistic approaches to health care are increasingly sought by patients and families. Almost 200,000 nurses have earned advanced degrees to assume expanded roles in clinical care, including the authority to prescribe drugs. Nurse practitioners provide more than 5 million outpatient visits and 1.5 million emergency department visits annually. More than a third of Americans now see nurse practitioners or other nonphysician caregivers each year for primary health services.

Nurses have become so central to the health care enterprise that shortages create major disruptions in care threatening the safety of those who entrust their lives to health care professionals. For all of our sakes we need the wisdom to replenish the nurse work force with the best and brightest, and create practice environments that enable nurses to excel in care-giving, which motivated them to be nurses in the first place.



Obesity: Worldwide Public Health Crisis

RICHARD L. ATKINSON, M.D.
Director of Obesity Institute, MedStar Research Institute
President, American Obesity Association
Washington, D.C.

Obesity, 'the disease of diseases,' leads to many chronic conditions. It's about time we made it a health priority.

The global epidemic of obesity presents a public health crisis with potentially great economic consequences. In the last 20 years, the prevalence of obesity in adults has doubled in the United States, and childhood obesity has tripled. Similar increases in obesity are being seen in almost all countries, both developed and developing.

To understand this crisis, it is critical to understand that obesity is a chronic disease with multiple causes. Beliefs that obesity is due simply to a lack of discipline or willpower are no longer credible. In addition to inappropriate diet and reduced activity, other factors play major roles. The obese have a different biochemistry than lean people. The nutritional status of mothers during pregnancy, genetic factors and even viruses may play roles in causing obesity.

Obesity has been called "the disease of diseases." Increasing body fat leads to diabetes, high blood pressure, heart disease, strokes, cancer and numerous other health problems. These complications reduce productivity and require expensive treatments. The natural history of obesity is that disabilities from these complications begin to appear 5-20 years after obesity onset.

Obesity-related diabetes is an instructive example of the economic costs of obesity. Formerly rare in children, it is now common. Long-term diabetes complications of blindness, kidney failure and leg amputations produce disability that diminishes or precludes ability to work. Obesity-related diabetes in adults has a modest impact on society, as disabilities occur at or near retirement age. Children getting diabetes at ages 8-10 will begin to suffer these disabilities about age 30. If at age 30 these individuals drop out of the work force, stop paying taxes and begin needing disability payments, the extensive costs of public education and job training will have been largely wasted.

Obese people suffer great discrimination personally, and in employment and higher education opportunities. Physicians and other health professionals have abrogated their responsibilities to the obese. Obesity is the only chronic disease for which more patients are treated in shopping malls (by commercial weight-reduction programs) than in physicians' offices. Third-party payers do not cover medical treatment of obesity. Funding for obesity research from the National Institutes of Health is only about 1.4 percent of total NIH funding.

Reversing the course of the obesity epidemic will take a concerted effort by health professionals, insurers, all levels of government and the public. The environment must change to promote activity and healthy eating habits. Obesity research is a nascent field. Research funding commensurate with other major public health threats is needed from government and private industry to find new treatments and prevention methods. The costs of inaction or failure will be enormous.



Genetic Privacy and Discrimination

IRA SHOULSON, M.D.
The Louis C. Lasagna Professor of Experimental Therapeutics
Professor of Neurology, Medicine and Pharmacology
University of Rochester

Huntington's disease may be the prototype of genetic challenges to come.

As knowledge of our genetic make-up becomes more available and we become more aware of our individual genetic risks, concerns about privacy and discrimination loom large. Individuals with known genetic predisposition already harbor fears, perceived and real, about loss of privacy and discrimination.

Imagine being a healthy adult in the prime of life and learning that you carry the gene for soon-developing Huntington's disease, a disabling and lethal neurological disorder, that you may also have passed on to your children. The hereditary consequences are diabolical because signs and symptoms of this incurable illness do not typically emerge until after the childbearing years. The horrors of disabling illness and shortened life are compounded by the loss of individual and family privacy, concerns about discrimination in the workplace, erosion of confidentiality, and impediments in obtaining health care and adequate insurance. Affecting about 30,000 patients in the United States, Huntington's disease may be viewed as a prototype foreshadowing the genetic challenges of the 21st century.

The first steps in deciphering the human genome have provided extraordinary insights and prospects for biomedical advances to more effectively treat and possibly avoid the ill effects of genetic disease. With this knowledge, comes the capacity to learn with great precision our genetic risks and burdens, including those for cancer, heart disease, diabetes, Alzheimer's disease and hundreds of other medical conditions, treatable or not. Genetic testing of healthy individuals is already resulting in a shift from treatment of symptoms to predictive and preventive care, and from defining patients as those who are sick to those who are healthy but at risk for illness.

However, sensible questions are being asked about the potential for misuse of the vast amount of information generated. Concerns about genetic privacy and discrimination have not yet become a burning issue for the public at large, but the landscape will change over the next decade as genetic information becomes increasingly available and the public becomes more aware of individual risks.

Government, academia and the private sector will need to make a more concerted investment of resources to develop our knowledge base and policies, and to address the burgeoning issues surrounding genetic privacy and discrimination. As genetic technology speeds forward, education of health care providers, policy-makers, and the public will need to accelerate as well. Will application of genetic knowledge and development of reasoned public policy be able to keep pace with the technological advances?



Information Therapy

DONALD W. KEMPER
Chairman and CEO, Healthwise, Incorporated

Information prescriptions can help confused patients better manage chronic illness and share in medical decisions.

Americans are confused about their health care. Good medical information is as important to good health as surgeries, medical tests and medications. And yet the American health care system does a particularly poor job of giving people the information they need. Most physicians rely on "mouth-to-ear" technology to describe treatment risks or present self-care recommendations to their patients. So much of the information is lost that patients rarely understand enough to provide quality self-care or to share in medical decisions.

Information therapy can reduce the confusion. Information therapy is the prescription of specific, evidence-based medical information to a specific patient, caregiver or consumer at just the right time to help him or her make a specific health decision or behavior change. When doctors prescribe specific information to their patients, three good things happen:

First, health care becomes less confusing. Information that is up to date, evidence based and written to help people understand their options can greatly improve their adherence to treatment and self-management plans.

Second, the clinician stays in the information loop. Even when patients discover good information on the Web, its value is reduced because the physician has no good way to confirm its quality or relevance — that's not so when the information is prescribed.

Third, and most important, information prescriptions result in better medical outcomes and higher satisfaction. Information prescriptions bring the patient, and often the family, into the center of care, integrating their efforts with those of the full-care team.

Particularly as we try to refocus our medical resources from acute care to chronic care, we must gain full value from what the patient and the family can do for themselves. Without integrating the self-management of the family, no system of chronic care can be either economically or medically successful.

Fortunately, information therapy can be piggybacked on other health care IT applications at little cost or disruption to clinical work flow. Electronic medical record systems, for example, can automatically deliver information prescriptions relevant to each patient's medical situation. With only a few extra clicks, the physician can send a clear and complete information prescription that ends the patient's confusion and smoothes the path for successful treatments.

Information therapy shifts how we have traditionally thought about health information. Instead of information just being "about" health care, information therapy makes information an "essential part" of care. Any doctor visit, lab test or medication delivered without an information prescription is incomplete.

CONSOLIDATED BALANCE SHEETS

(Millions, except share data)	As of December 31, 2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 1,802.9	$ 1,398.2
Investment securities	14,013.5	14,260.1
Other investments	358.0	171.7
Premiums receivable, net	392.0	572.7
Other receivables, net	286.2	528.0
Accrued investment income	214.3	232.3
Collateral received under securities loan agreements	969.0	621.7
Loaned securities	948.2	608.1
Deferred income taxes	201.3	114.1
Other current assets	163.9	185.9
Total current assets	19,349.3	18,692.8
Long-term investments	1,754.9	1,575.6
Mortgage loans	1,514.9	1,887.8
Investment real estate	308.8	359.7
Reinsurance recoverables	1,251.8	1,269.7
Goodwill, net	3,618.4	6,583.8
Other acquired intangible assets, net	546.9	703.0
Property and equipment, net	244.8	327.0
Deferred income taxes	582.5	360.5
Other long-term assets	211.0	146.8
Separate Accounts assets	10,664.2	11,290.0
Total assets	$40,047.5	$43,196.7
Liabilities and shareholders' equity		
Current liabilities:		
Health care costs payable	$ 2,194.1	$ 2,986.7
Future policy benefits	778.1	800.5
Unpaid claims	590.0	544.4
Unearned premiums	184.1	208.0
Policyholders' funds	1,072.2	1,052.8
Collateral payable under securities loan agreements	969.0	621.7
Short-term debt	—	109.7
Income taxes payable	322.5	147.4
Accrued expenses and other current liabilities	1,608.8	1,316.1
Total current liabilities	7,718.8	7,787.3
Future policy benefits	8,333.3	8,621.5
Unpaid claims	1,177.8	1,203.6
Policyholders' funds	1,867.3	2,245.1
Long-term debt	1,633.2	1,591.3
Other long-term liabilities	1,672.9	567.6
Separate Accounts liabilities	10,664.2	11,290.0
Total liabilities	33,067.5	33,306.4
Commitments and contingent liabilities		
Shareholders' equity:		
Common stock and additional paid-in capital ($.01 par value, 756,277,772 shares authorized, 149,966,082 issued and outstanding in 2002 and $.01 par value, 759,900,000 shares authorized, 144,265,912 issued and outstanding in 2001)	4,070.9	3,913.8
Accumulated other comprehensive income (loss)	(470.4)	68.5
Retained earnings	3,379.5	5,908.0
Total shareholders' equity	6,980.0	9,890.3
Total liabilities and shareholders' equity	$40,047.5	$43,196.7

The foregoing financial information should be read in conjunction with the financial statements and related notes as presented in Aetna Inc.'s 2002 Annual Report, Financial Report.

CONSOLIDATED STATEMENTS OF INCOME

(Millions, except per common share data)	For the Years Ended December 31, 2002	2001	2000
Revenue:			
Health care premiums	$15,036.1	$19,940.4	$21,746.6
Other premiums	1,676.6	1,831.6	1,468.3
Administrative services contract fees	1,842.6	1,835.2	1,925.9
Net investment income	1,250.7	1,411.6	1,631.6
Other income	38.4	75.9	86.6
Net realized capital gains (losses)	34.3	96.1	(40.1)
Total revenue	19,878.7	25,190.8	26,818.9
Benefits and expenses:			
Health care costs	12,452.8	17,938.8	18,884.1
Current and future benefits	2,245.5	2,458.3	2,153.5
Operating expenses:			
Salaries and related benefits	2,245.2	2,290.4	2,328.7
Other	1,987.4	2,224.6	2,501.1
Interest expense	119.5	142.8	248.2
Amortization of goodwill	—	198.1	204.9
Amortization of other acquired intangible assets	130.8	218.5	230.7
Goodwill write-off	—	—	310.2
Severance and facilities charges	161.0	192.5	142.5
Reductions of reserve for anticipated future losses on discontinued products	(8.3)	(94.5)	(146.0)
Total benefits and expenses	19,333.9	25,569.5	26,857.9
Income (loss) from continuing operations before income taxes (benefits)	544.8	(378.7)	(39.0)
Income taxes (benefits):			
Current	193.8	(13.6)	242.1
Deferred	(42.2)	(73.6)	(153.7)
Total income taxes (benefits)	151.6	(87.2)	88.4
Income (loss) from continuing operations	393.2	(291.5)	(127.4)
Discontinued operations, net of tax:			
Income from operations	50.0	—	428.5
Sale and spin-off related benefits (costs)	—	11.4	(174.0)
Income (loss) before cumulative effect adjustments	443.2	(280.1)	127.1
Cumulative effect adjustments, net of tax	(2,965.7)	.5	—
Net income (loss)	$ (2,522.5)	$ (279.6)	$ 127.1
Earnings (loss) per common share:			
Basic:			
Income (loss) from continuing operations	$ 2.64	$ (2.03)	$ (.90)
Income from discontinued operations, net of tax	.34	.08	1.80
Income (loss) before cumulative effect adjustments	2.98	(1.95)	.90
Cumulative effect adjustments, net of tax	(19.92)	—	—
Net income (loss)	$ (16.94)	$ (1.95)	$ .90
Diluted:[1]			
Income (loss) from continuing operations	$ 2.57	$ (2.03)	$ (.90)
Income from discontinued operations, net of tax	.33	.08	1.80
Income (loss) before cumulative effect adjustments	2.90	(1.95)	.90
Cumulative effect adjustments, net of tax	(19.39)	—	—
Net income (loss)	$ (16.49)	$ (1.95)	$ .90

[1] *Since the company reported a loss from continuing operations in 2001 and 2000, the effect of common stock equivalents has been excluded from per common share computations for those years, since including such securities would be anti-dilutive. As a result, diluted and basic per common share amounts for 2001 and 2000 are the same.*

The foregoing financial information should be read in conjunction with the financial statements and related notes as presented in Aetna Inc.'s 2002 Annual Report, Financial Report.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Millions)	For the Years Ended December 31, 2002	2001	2000
Cash flows from operating activities:			
Net income (loss)	$ (2,522.5)	$ (279.6)	$ 127.1
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:			
Cumulative effect adjustments	2,965.7	(.7)	—
Income from discontinued operations	(50.0)	(11.4)	(254.5)
Severance and facilities charges	161.0	192.5	142.5
Goodwill write-off	—	—	310.2
Amortization of goodwill	—	198.1	204.9
Amortization of other acquired intangible assets	130.8	218.5	230.7
Depreciation and other amortization	170.7	181.0	190.1
Amortization (accretion) of net investment premium (discount)	11.3	(26.3)	(37.8)
Net realized capital (gains) losses	(34.3)	(96.1)	40.1
Changes in assets and liabilities:			
Decrease in accrued investment income	18.0	28.0	9.2
Decrease in premiums due and other receivables	352.9	495.8	115.2
Net change in income taxes	218.4	(230.8)	(13.9)
Net change in other assets and other liabilities	(64.8)	(271.0)	(231.9)
Net decrease in health care and insurance liabilities	(1,046.7)	(432.0)	(762.3)
Other, net	(4.1)	—	—
Discontinued operations, net	—	—	1,457.0
Net cash provided by (used for) operating activities	306.4	(34.0)	1,526.6
Cash flows from investing activities:			
Proceeds from sales and investment maturities of:			
Debt securities available for sale	15,679.9	17,561.8	13,093.9
Equity securities	251.2	239.5	358.8
Mortgage loans	602.3	400.8	534.6
Investment real estate	74.3	6.3	29.5
Other investments	3,321.0	4,866.5	5,166.8
NYLCare Texas	—	—	420.0
Cost of investments in:			
Debt securities available for sale	(15,452.3)	(16,930.7)	(12,081.3)
Equity securities	(114.9)	(288.1)	(235.7)
Mortgage loans	(296.3)	(226.4)	(364.8)
Investment real estate	(47.6)	(17.9)	(15.7)
Other investments	(3,251.4)	(5,145.3)	(5,395.6)
Increase in property and equipment	(155.5)	(142.6)	(36.9)
Other, net	—	—	7.3
Discontinued operations, net	—	—	(445.1)
Net cash provided by investing activities	610.7	323.9	1,035.8
Cash flows from financing activities:			
Deposits and interest credited for investment contracts	127.1	170.4	237.2
Withdrawals of investment contracts	(592.1)	(795.0)	(931.9)
Issuance of long-term debt	—	1,566.1	—
Repayment of short-term debt	(109.7)	(1,482.5)	(132.8)
Capital contributions from former Aetna	—	—	118.9
Dividends paid to former Aetna	—	—	(216.0)
Common shares issued under benefit plans	233.5	98.1	21.8
Common shares repurchased	(165.2)	(95.6)	—
Dividends paid to shareholders	(6.0)	(5.7)	—
Other, net	—	—	(304.4)
Discontinued operations, net	—	—	(296.4)
Net cash used for financing activities	(512.4)	(544.2)	(1,503.6)
Net increase in cash and cash equivalents of discontinued operations	—	—	(715.5)
Net increase (decrease) in cash and cash equivalents of continuing operations	404.7	(254.3)	343.3
Cash and cash equivalents, beginning of year	1,398.2	1,652.5	1,309.2
Cash and cash equivalents, end of year	$ 1,802.9	$ 1,398.2	$ 1,652.5

The foregoing financial information should be read in conjunction with the financial statements and related notes as presented in Aetna Inc.'s 2002 Annual Report, Financial Report.

BOARD OF DIRECTORS

Betsy Z. Cohen
Chairman and
Chief Executive Officer
Resource Asset Investment Trust

Barbara Hackman Franklin
President and
Chief Executive Officer
Barbara Franklin Enterprises
Former U.S. Secretary of
Commerce

Jeffrey E. Garten
Dean
Yale School of Management

Earl G. Graves
Chairman and
Chief Executive Officer
Earl G. Graves, Ltd.
Publisher
Black Enterprise *magazine*

Gerald Greenwald
Founding Principal of
Greenbriar Equity Group
Retired Chairman and
Chief Executive Officer
UAL Corporation

Ellen M. Hancock
Former Chairman and
Chief Executive Officer
Exodus Communications, Inc.

Michael H. Jordan
Retired Chairman and
Chief Executive Officer
CBS Corporation

Jack D. Kuehler
Retired Vice Chairman
International Business Machines
Corporation

Joseph P. Newhouse
John D. MacArthur Professor of
Health Policy and Management
Harvard University

Judith Rodin
President
University of Pennsylvania

John W. Rowe, M.D.
Chairman and
Chief Executive Officer
Aetna Inc.

Ronald A. Williams
President
Aetna Inc.

R. David Yost
Chief Executive Officer
AmerisourceBergen Corporation

COMMITTEES OF THE BOARD

Audit
Barbara Hackman Franklin*
Jeffrey E. Garten
Earl G. Graves
Ellen M. Hancock
Joseph P. Newhouse

Compensation and Organization
Betsy Z. Cohen
Gerald Greenwald
Michael H. Jordan*
Jack D. Kuehler
R. David Yost

Executive
Barbara Hackman Franklin
Earl G. Graves
Michael H. Jordan
Jack D. Kuehler
Judith Rodin
John W. Rowe, M.D.*

Investment
Betsy Z. Cohen
Gerald Greenwald
Jack D. Kuehler*
Judith Rodin
Ronald A. Williams
R. David Yost

Medical Affairs Committee
Jeffrey E. Garten
Joseph P. Newhouse
Judith Rodin*
John W. Rowe, M.D.

Nominating and
Corporate Governance
Barbara Hackman Franklin
Earl G. Graves
Gerald Greenwald*
Ellen M. Hancock
Michael H. Jordan

*Committee Chairman

John W. Rowe, M.D.
Chairman and
Chief Executive Officer

Ronald A. Williams
President

David B. Kelso
Executive Vice President
Strategy and Finance

L. Edward Shaw, Jr.
Executive Vice President and
General Counsel

Dong H. Ahn
Vice President
Group Insurance

Andrew Allocco
Senior Vice President
National Network, Provider
and Product Services and Strategy

Alan M. Bennett
Senior Vice President and
Chief Financial Officer

John J. Bermel
Vice President and
Business Operations
Chief Financial Officer

Mark T. Bertolini
Senior Vice President
Specialty Products

Roger Bolton
Senior Vice President
Communications

C. Timothy Brown
Senior Vice President
Middle Market Accounts and
Health Care Delivery

William J. Casazza
Vice President
Deputy General Counsel
and Corporate Secretary

Wei-Tih Cheng
Senior Vice President and
Chief Information Officer

Eric S. Elliott
Vice President
Pharmacy Management

Patricia A. Farrell
Senior Vice President
Strategic Planning

Russell D. Fisher
Senior Vice President
National Accounts and
Aetna Global Benefits

Mary C. Fox
Vice President
Operational Excellence Group

Patricia Hassett
Vice President
Chief of Staff
Office of the Chairman

Paul B. Hebert
Vice President
Internal Audit

Timothy A. Holt
Senior Vice President and
Chief Investment Officer

Charles H. Klippel
Vice President and
Deputy General Counsel

Vanda B. McMurtry
Senior Vice President
Federal Government Relations

Dennis Oakes
Vice President
Investor Relations

Ronald M. Olejniczak
Vice President and Controller

William C. Popik, M.D.
Senior Vice President and
Chief Medical Officer

Alfred P. Quirk, Jr.
Vice President, Finance
and Treasurer

Arthur J. Redmond
Senior Vice President
Strategic Marketing

William H. Roth
Senior Vice President
Small Group Business and
Retiree Markets

Scott A. Schnuckle
Vice President
Dental and Behavioral Health
Operations

Diane D. Souza
Vice President
National Customer Operations

Thomas C. Strohmenger
Vice President and
Chief Compliance Officer

Robyn S. Walsh
Vice President

Elease E. Wright
Senior Vice President
Human Resources

Corporate Headquarters
151 Farmington Avenue
Hartford, CT 06156
860-273-0123

ANNUAL MEETING

The annual meeting of shareholders of Aetna Inc. will be held on Friday, April 25, 2003, at 9:30 a.m. at the company's headquarters in Hartford, Conn.

STOCK EXCHANGE LISTING

Aetna's common shares are listed on the New York Stock Exchange. The NYSE symbol for the common shares is AET. As of January 31, 2003, there were 14,241 record holders of Aetna's common shares.

WEB SITE ACCESS TO AETNA'S PERIODIC AND CURRENT REPORTS AND CORPORATE GOVERNANCE MATERIALS

Aetna makes available free of charge through its Web site at http://www.aetna.com its Annual Report on Form 10-K, Forms 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after Aetna electronically files or furnishes such material with the Securities and Exchange Commission. Aetna also makes available free of charge through its Web site the company's Annual Report, Financial Report and Proxy Statement. Shareholders may request printed copies of these reports free of charge by calling 1-800-237-4273.

Aetna's report to the Securities and Exchange Commission on Form 10-K provides additional details about the company's business, as well as other financial information not included in this Annual Report. **To receive a copy of the Annual Report on Form 10-K without charge, please follow the above instructions.**

Also available on Aetna's Web site at http://www.aetna.com are the following Aetna corporate governance materials: Articles of Incorporation and By-Laws; Code of Conduct for Directors, officers and employees (and information regarding any amendments or waivers relating to Aetna's Directors, executive officers and principal financial and accounting officers or persons performing similar functions); Independence Standards for Directors; Corporate Governance Guidelines; and Charters for the Committees of the Board of Directors (Audit Committee, Committee on Compensation and Organization, Executive Committee, Investment Committee, Medical Affairs Committee, and Nominating and Corporate Governance Committee). These materials also are available in print to shareholders free of charge by calling 1-800-237-4273.

Section 16 reports are filed with the Securities and Exchange Commission by Aetna's Directors and those officers subject to Section 16 to reflect a change in their beneficial ownership of Aetna's securities and are available through Aetna's Web site at http://www.aetna.com.

The Audit Committee can be confidentially contacted by those wishing to raise concerns or complaints about the company's accounting, internal accounting controls or auditing matters by calling AlertLine®, an independent toll-free service, at 1-888-891-8910 (available seven days a week, 24 hours a day), or by writing to: Corporate Compliance, P.O. Box 370205, West Hartford, CT 06137-0205.

Anyone wishing to make their concerns known to Aetna's nonmanagement Directors may contact the Aetna Director who leads the nonmanagement Directors session at Board meetings (currently Gerald Greenwald) by writing to Mr. Greenwald at P.O. Box 370205, West Hartford, CT 06137-0205.

Aetna mails quarterly financial results only to those shareholders who request copies. Shareholders may call 1-800-237-4273 to listen to the company's quarterly earnings release and dividend information, and to request faxed or mailed copies of the quarterly results.

INVESTOR RELATIONS

Securities analysts and institutional investors should contact:

Dennis Oakes, Vice President
860-273-6184
Fax: 860-273-3971
Internet mail: oakesd@aetna.com

SHAREHOLDER SERVICES

EquiServe Trust Company, N.A. maintains a telephone response center to service registered shareholder accounts. Registered owners may contact the center to inquire about replacement dividend checks, address changes, stock transfers and other account matters.

EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940-3069
1-800-446-2617

For direct deposit of dividends, registered shareholders may call EquiServe at 1-800-870-2340.

Registered shareholders with e-mail addresses can send account inquiries electronically to EquiServe at http://www.equiserve.com.

Additionally, registered shareholders now have available online access to their accounts through the Internet at EquiServe's Web site at http://www.equiserve.com.

DirectSERVICE Investment Program

Current shareholders and new investors can purchase common shares of Aetna and reinvest cash dividends through EquiServe Trust Company, N.A. All inquiries for materials or information about this program should be directed to EquiServe at 1-800-446-2617.

Other Shareholder Inquiries

Office of the Corporate Secretary
Aetna Inc.
151 Farmington Avenue, RC4A
Hartford, CT 06156-3215
860-273-3945

AETNA STOCK OPTION PARTICIPANTS

AETNA EMPLOYEE STOCK PURCHASE PLAN PARTICIPANTS

Employees with outstanding stock options should address all questions to UBS PaineWebber regarding their accounts, outstanding options or shares received through option exercises. Employees participating in the Employee Stock Purchase Plan also should contact UBS PaineWebber with questions on their accounts.

UBS PaineWebber Inc.
Corporate Employee Financial Services
300 Lighting Way, 6th Floor
Secaucus, NJ 07094-3672
1-888-793-7631 or 1-800-238-6247

Online Access

http://www.cefs.ubspainewebber.com/aet

Linda H. Aiken, Ph.D., R.N., contributor of the essay *Nurses' Expanding Roles*, is the Claire M. Fagin Leadership Professor of Nursing and Sociology, and Director of the Center for Health Outcomes and Policy Research at the University of Pennsylvania, Philadelphia, Pa.

Richard L. Atkinson, M.D., contributor of the essay *Obesity: Worldwide Public Health Crisis*, is Director of Obesity Institute, MedStar Research Institute, Washington, D.C.; and President of the American Obesity Association, Washington, D.C. For more information about the Obesity Institute, visit its Web site at http://whcenter.org. For more information about the American Obesity Association, visit its Web site at http://obesity.org.

Judith Feder, Ph.D., contributor of the essay *Disability: A Risk Society Should Share*, is Professor and Dean of Public Policy at Georgetown University, Washington, D.C.

The Honorable William H. Frist, M.D. (R-TN), contributor of the essay *Federal Funding for Biomedical Research: Commitment and Benefits*, is Majority Leader of the United States Senate and former Director of the Vanderbilt Transplant Center. An expert in health care policy, Senator Frist is also board certified in both general surgery and heart surgery.

Jessie Gruman, Ph.D., contributor of the essay *Behavior Matters*, is President and Executive Director of the Center for the Advancement of Health, Washington, D.C. The Center for the Advancement of Health is an independent, nonpartisan, nonprofit organization that translates health research into effective policies and practices. Dr. Gruman is a consumer activist who writes and speaks frequently about how nonbiological factors influence health and illness.

Jeannette R. Ickovics, Ph.D., co-contributor of the essay *Women's Health: Gender Matters*, is Associate Professor of Epidemiology and Public Health and of Psychology at Yale University, New Haven, Conn. Dr. Ickovics has received numerous awards for her research, which focuses on women and HIV/AIDS, as well as the interaction of biomedical and psychosocial factors that promote good health and recovery.

Donald W. Kemper, contributor of the essay *Information Therapy*, is Chairman and CEO of Healthwise, Incorporated, Boise, Idaho. For more information about Healthwise, Incorporated, visit its Web site at http://www.healthwise.org.

Judith Rodin, Ph.D., co-contributor of the essay *Women's Health: Gender Matters*, is President of the University of Pennsylvania; and Professor of Psychology, Medicine and Psychiatry, Philadelphia, Pa.

Ira Shoulson, M.D., contributor of the essay *Genetic Privacy and Discrimination*, is the Louis C. Lasagna Professor of Experimental Therapeutics; and Professor of Neurology, Medicine and Pharmacology at the University of Rochester, Rochester, N.Y.

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